UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-39216

Huize Holding Limited

(Registrant’s Name)

49/F, Building T1, Qianhai Financial Centre, Linhai Avenue,

Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Certain Management Change

Huize Holding Limited (“Huize” or the “Company”) today announced that Mr. Li Jiang tendered his resignation to the board of directors of the Company (the “Board”) as the Chief Operating Officer of the Company, and all other positions held within the Company and its subsidiaries, due to personal reasons, effective March 13, 2026.

Mr. Jiang has confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. Mr. Jiang has also confirmed that he has no outstanding public commitments to be fulfilled. Mr. Jiang will work closely with the Company’s management to ensure a smooth transition of his responsibilities.

The Board would like to express sincere appreciation for Mr. Jiang’s dedicated service and significant contributions to the Company and extend best wishes to him for the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huize Holding Limited

By	:	/s/ Ronald Tam
Name	:	Ronald Tam
Title	:	Co-Chief Financial Officer

Date: March 6, 2026